Exhibit 99.1

ADC Therapeutics Announces Presentation of Preliminary Findings from Phase 1b Clinical Trial of Camidanlumab Tesirine (Cami) in Advanced Solid Tumors at ESMO Virtual Congress 2020

Preliminary pharmacokinetic and biomarker data support continued evaluation of Cami as a novel immuno-oncology approach for patients with solid tumor cancers

Lausanne, Switzerland, September 17, 2020 – ADC Therapeutics SA (NYSE: ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors, today announced the presentation of an on-demand e-poster titled “First-in-Human Study of Camidanlumab Tesirine (ADCT-301, Cami), an anti-CD25 Targeted Therapy in Patients with Advanced Solid Tumors: Pharmacokinetics (PK) and Biomarker Evaluation” (abstract #1030P) at the European Society for Medical Oncology (ESMO) Virtual Congress 2020.

The ongoing, multicenter, open-label Phase 1b clinical trial of camidanlumab tesirine (Cami, formerly ADCT-301) is enrolling patients with selected locally advanced or metastatic solid tumors. The primary objective of the trial is to characterize the safety and tolerability of Cami and identify recommended dose(s) and schedule(s) for future studies.

“The early PK and biomarker data from our ongoing first-in-human trial of Cami as a single agent in solid tumors support the continued evaluation of its immune-mediated anti-tumor activity through the depletion of CD25-positive regulatory T cells in the tumor microenvironment,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “What we have observed thus far in the Phase 1b trial, as well as in a preclinical study that was recently published in the Journal for ImmunoTherapy of Cancer, also indicates that the exploration of Cami in combination with other immuno-modulating therapies is warranted. We look forward to advancing Cami as a novel immuno-oncology approach for the treatment of solid tumors while we also continue to evaluate Cami in our pivotal Phase 2 trial in patients with relapsed or refractory Hodgkin lymphoma.”

Preliminary Data from Phase 1b Trial of Cami in Advanced Solid Tumors at ESMO

As of July 31, 2020, 41 patients were enrolled and treated every three weeks at doses of: 20 (n=3), 30 (n=5), 45 (n=5), 60 (n=5), 80 (n=8), 100 (n=7), 125 (n=6), and 150 µg/kg (n=2). The two most common tumor types were colorectal and pancreatic (both n=14).

Preliminary findings indicate that treatment with Cami is associated with clinically relevant modulation of immune cells, both in the circulation and in tumor tissue, with mild to moderate inter-patient variability in tumor tissue. Increases in soluble CD25 and cytokines in serum post-dosing followed a similar pattern to increases in CD4-positive and CD8-positive T cells, suggesting an increase in activated lymphocytes. Changes in lymphocyte subpopulations in the blood resulted in a dose-related increase in the effector T cell (Teff) to regulatory T cell (Treg) ratio.

The e-poster became available on the ESMO Congress platform today and will be available until 20:00 CEST / 2 p.m. EDT on Monday, September 21, 2020. Thereafter, the e-poster will be available on ADC Therapeutics’ website, www.adctherapeutics.com.

For more information about the company’s Phase 1b clinical trial of Cami in solid tumors, visit www.clinicaltrials.gov (identifier NCT03621982).

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami, formerly ADCT-301) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, ADCT-301 is internalized into the cell where enzymes release the PBD-based warhead killing the cell. This applies to CD25-expressing tumor cells, and also to CD25-expressing Tregs. The intra-tumoral release of its PBD warhead may also cause bystander killing of neighboring tumor cells and PBDs have also been shown to induce immunogenic cell death. All of these properties of Cami may enhance immune-mediated anti-tumor activity. Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma (HL), as well as in a Phase 1a/1b clinical trial in patients with relapsed or refractory HL and non-Hodgkin lymphoma and a Phase 1b clinical trial in solid tumors.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to pivotal Phase 2 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown an 86.5% ORR in HL patients in a Phase 1 clinical trial. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, development and commercialization plans, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

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